UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Ulrika Carlsson Managing Director Cisco Systems International B.V. Haarlerbergpark Haarlerbergweg 13-19 1101 CH Amsterdam The Netherlands 31 (0)20 357 1000	Kelly A. Kramer Executive Vice President and Chief Financial Officer Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134 (408) 526-4000
Copies to: Daniel J. Winnike, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2013 (Voluntary Filing)

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402	Page 1 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International B.V. (“CSIBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,325,000 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,325,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV is a direct wholly owned subsidiary of Cisco Systems Netherlands Holdings B.V. and an indirect wholly owned subsidiary of each other Reporting Person.
*	Based on 123,862,844 shares of Class A Common Stock issued and outstanding on April 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Netherlands Holdings B.V. (“CSNHBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,325,000 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,325,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSNHBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 123,862,844 shares of Class A Common Stock issued and outstanding on April 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems International S.a.r.l. (“CSIS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,325,000 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,325,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSIS disclaims beneficial ownership of the shares pursuant to 13d-4.
*	Based on 123,862,844 shares of Class A Common Stock issued and outstanding on April 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems Global Holdings Ltd. (“CSGHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,325,000 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,325,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CSGHL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 123,862,844 shares of Class A Common Stock issued and outstanding on April 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Worldwide Holdings Ltd. (“CWHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,325,000 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,325,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CWHL disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 123,862,844 shares of Class A Common Stock issued and outstanding on April 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Technology, Inc. (“CTI”), I.R.S. Identification No. 77-0462351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,325,000 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,325,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. CTI disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 123,862,844 shares of Class A Common Stock issued and outstanding on April 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc. (“Cisco”), I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,325,000 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,325,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,325,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.30%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNHBV and an indirect wholly owned subsidiary of each other Reporting Person. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 123,862,844 shares of Class A Common Stock issued and outstanding on April 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 4, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 8 of 9 Pages

Introduction

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) is a voluntary filing on behalf of the entities (the “Reporting Persons”) identified in the statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons on October 16, 2007 with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of VMware, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3401 Hillview Avenue, Palo Alto, CA 94304. This Amendment No. 2 amends and supplements the Original Statement, as amended by Amendment No. 1 to the Original Statement, which was filed by the Reporting Persons on November 29, 2007. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement, as amended. Capitalized terms used without definition in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D originally filed.

Item 5.

(a)— (b)

The information set forth under this Item is hereby amended by adding the following to the end thereof:

From January 2015 through June 2015, the Reporting Persons sold on the open market a total of 1,175,000 shares of Common Stock, an amount equal to less than one percent of the outstanding shares of Common Stock. As of the date of the filing of this Amendment No. 2, after giving effect to such sales, the Reporting Persons beneficially own 5,325,000 shares of Common Stock and have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of 5,325,000 shares of Common Stock.

From November 2007 through October 2013, the Issuer gradually increased the number of shares of its outstanding Common Stock during such period and, as a result, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock as of October 24, 2013, based upon (i) the Reporting Persons having held 6,500,000 shares of Common Stock as of October 24, 2013, and (ii) the Issuer having had 130,366,009 shares of Common Stock outstanding as of October 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2013.

(c)

None of the persons identified in Item 2 of this Schedule 13D has engaged in any transaction in shares of Common Stock, or securities convertible for shares of Common Stock, during the period commencing sixty (60) days prior to June 30, 2015.

SCHEDULE 13D

CUSIP No. 928563402	Page 9 of 9 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit	Title

A	Joint Filing Agreement dated June 30, 2015 by and among the Reporting Persons

B	Power of Attorney Executed by Cisco Systems International B.V. dated October 31, 2013.

C	Power of Attorney Executed by Cisco Systems Netherlands Holdings B.V. dated April 8, 2014.

D	Power of Attorney Executed by Cisco Systems International SARL dated April 10, 2014.

E	Power of Attorney Executed by Cisco Systems Global Holdings Ltd. dated April 10, 2014.

F	Power of Attorney Executed by Cisco Worldwide Holdings Ltd. dated April 10, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015	CISCO SYSTEMS INTERNATIONAL B.V.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Attorney in Fact*

Dated: June 30, 2015	CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Attorney in Fact**

Dated: June 30, 2015	CISCO SYSTEMS INTERNATIONAL SARL

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Attorney in Fact***

Dated: June 30, 2015	CISCO SYSTEMS GLOBAL HOLDINGS LTD.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Attorney in Fact****

Dated: June 30, 2015	CISCO WORLDWIDE HOLDINGS LTD.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Attorney in Fact*****

Dated: June 30, 2015	CISCO TECHNOLOGY, INC.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	Chief Executive Officer, President, and Secretary

*	Signed pursuant to Power of Attorney dated October 31, 2013, included as Exhibit B to this Schedule 13D.
**	Signed pursuant to Power of Attorney dated April 8, 2014, included as Exhibit C to this Schedule 13D.
***	Signed pursuant to Power of Attorney dated April 10, 2014, included as Exhibit D to this Schedule 13D.
****	Signed pursuant to Power of Attorney dated April 10, 2014, included as Exhibit E to this Schedule 13D.
*****	Signed pursuant to Power of Attorney dated April 10, 2014, included as Exhibit F to this Schedule 13D.

Dated: June 30, 2015	CISCO SYSTEMS, INC.

	By:	/s/ Kelly A. Kramer
	Name:	Kelly A. Kramer
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title

A	Joint Filing Agreement dated June 30, 2015 by and among the Reporting Persons

B	Power of Attorney Executed by Cisco Systems International B.V. dated October 31, 2013.

C	Power of Attorney Executed by Cisco Systems Netherlands Holdings B.V. dated April 8, 2014.

D	Power of Attorney Executed by Cisco Systems International SARL dated April 10, 2014.

E	Power of Attorney Executed by Cisco Systems Global Holdings Ltd. dated April 10, 2014.

F	Power of Attorney Executed by Cisco Worldwide Holdings Ltd. dated April 10, 2014.